[ING FUNDS LOGO]

May 30, 2013

VIA EDGAR

Mr. Edward Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Mayflower Trust
Request for Withdrawal of Post-Effective Amendments
(File Nos. 033-67852; 811-07978)

Dear Mr. Bartz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ING Mayflower Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
80	10-17-12	485APOS	0001104659-12-069671
81	12-14-12	485BXT	0001104659-12-084211
83	1-11-13	485BXT	0001104659-13-002046
84	2-07-13	485BXT	0001104659-13-008441
86	3-07-13	485BXT	0001104659-13-018348
88	4-08-13	485BXT	0001104659-13-027616
89	5-08-13	485BXT	0001104659-13-038732

These Post-Effective Amendments relate to a new share class, Class R6 of the Trust, for ING International Value Fund.

The Trust has determined that it has no plans to proceed with the offering of this share class at this time.  No securities were sold in connection with these Post-Effective Amendments.

Should you have any questions or comments, please feel free to contact me at (480) 477-2659.

Sincerely,

/s/ Theresa K. Kelety
Theresa K. Kelety
Assistant Secretary
ING Mayflower Trust